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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                          Castle Hill Associates, Inc.
                          -----------------------------
                         (Name of Small Business Issuer)

Delaware                                             13-4118626
--------------------------------           -----------------------------------
(State or Other Jurisdiction of            I.R.S. Employer Identification Number
Incorporation or Organization)


                           50 Broadway, Suite 2300
                             New York, NY  10004
          ------------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                 (212) 785-6200
                                 --------------
                           (Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g) of the Act: Common Stock
                                                            $.0001 Par Value
                                                            (Title of Class)


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PART I

ITEM 1. BUSINESS.

         Castle Hill Associates, Inc. (the "Company") was incorporated on April 11, 2000 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholders.

         The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

         No assurances can be given that the Company will be successful in locating or negotiating with any target company.

         The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

ASPECTS OF A REPORTING COMPANY

         There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

         *        increased visibility in the financial community;

         * provision of information required under Rule 144 for trading of eligible securities;


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         *        compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market;

         *        the facilitation of borrowing from financial institutions;

         *        improved trading efficiency;

         *        shareholder liquidity;

         *        greater ease in subsequent raising of capital;

         * compensation of key employees through stock options for which there may be a market valuation;

         *        enhanced corporate image;

         There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

         *        requirement for audited financial statements;

         *        required publication of corporate information;

         * required filings of periodic and episodic reports with the Securities and Exchange Commission;

         * increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

         Certain private companies may find a business combination more attractive than an initial public offering of their securities. Reasons for this may include the following:

         *        inability to obtain an underwriter;

         *        possible larger costs, fees, and expenses;

         *        possible delays in the public offering process;

         *        greater dilution of their outstanding securities.

         Certain private companies may find a business combination less attractive than an initial public offering of their securities. Reasons for this may include the following:


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         *        no investment capital raised through a business combination;

         *        no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

         A business entity, if any, which may be interested in a business combination with the Company may include the following:

         * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

         * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

         * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

         * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

         * a foreign company which may wish an initial entry into the United States securities market;

         * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

         * a company seeking one or more of the other perceived benefits of becoming a public company.

         A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

         No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

         The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company will not issue or sell additional shares or take any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company.


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         The sole shareholders of the Company have executed and delivered a
"lock-up" agreement affirming that they will not sell or otherwise transfer their respective shares except in connection with or following a business combination resulting in the Company no longer being classified as a blank check company.

         The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

         Patricia A. Meding is the sole officer and director of the Company and the controlling shareholder of one of the Company's shareholders, Capital Advisory Partners, LLC. The Company has no employees nor are there any other persons than Ms. Meding who devote any of their time to its affairs. All references herein to management of the Company are to Ms. Meding. The inability at any time of Ms. Meding to devote sufficient attention to the Company could have a material adverse impact on its operations.

GLOSSARY

"Blank Check" Company               As used herein, a "blank check" company is a
                                    development stage company that has no
                                    specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Combination                Normally a merger, stock-for-stock exchange
                                    or stock-for-assets exchange between the
                                    Registrant and a target company.

The Company or                      The corporation whose common stock is the
  the Registrant                    subject of this Registration Statement.

Exchange Act                        The Securities Exchange Act of 1934, as
                                    amended.

Securities Act                      The Securities Act of 1933, as amended.

RISK FACTORS

         The Company's business is subject to numerous risk factors, including the following:

         THE COMPANY HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company has


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operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. Capital Advisory Partners, LLC, one of the Company's largest shareholders, has agreed to pay all expenses incurred by the Company until a business combination occurs, without repayment by the Company. To date, expenses of approximately $50,000 have been incurred by the Company.

         COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. The Company's president, its sole officer, is Patricia A. Meding who is also its sole director and the controlling shareholder of Capital Advisory Partners, LLC, one of its largest shareholders. Because management consists of only one person, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide and the Company will rely completely on the judgment of its sole officer and director when selecting a target company. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. Patricia A. Meding anticipates devoting only a limited amount of time per month to the business of the Company. Patricia A. Meding has not entered into a written employment agreement with the Company and she is not expected to do so. The Company has not obtained key man life insurance on Patricia A. Meding. The loss of the services of Patricia A. Meding would adversely affect development of the Company's business and its likelihood of continuing operations.

         CONFLICTS OF INTEREST. Patricia A. Meding, the Company's president and sole director, participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The Company has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of business combination may include such terms as Patricia A. Meding remaining a director or officer of the Company. The terms of a business combination may provide for a payment by cash or otherwise to Capital Advisory Partners, LLC for the purchase or retirement of all or part of her common stock of the Company by a target company or for services rendered incident to or following a business combination. Patricia A. Meding would directly benefit from such employment or payment. Such benefits may influence Patricia A. Meding's choice of a target company. The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

         THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the


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event the Company completes a business combination, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

         PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery of a document to investors stating the risks, special suitability inquiry, regular reporting and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

         THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

         THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.


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         REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to
the requirements of Section 13 of the Exchange Act, the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

         LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

         REGULATION UNDER INVESTMENT COMPANY ACT. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

         PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, Ms. Meding and the other, shareholders of the Company, may agree to sell or transfer all or a portion of their respective Company's common stock so as to provide the target company with all or majority control. In addition, the Company could also issue a controlling interest in connection with the acquisitions of the target Company. The resulting change in control of the Company will likely result in removal of the Company's present officer and director and a corresponding reduction in or elimination of her respective participation in the future affairs of the Company.


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         POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION.
A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

         TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

         YEAR 2000 PROBLEM MAY ADVERSELY AFFECT THE COMPANY. Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not enter into a business combination with a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict.

ITEM 2. PLAN OF OPERATION

SEARCH FOR TARGET COMPANY

         The Company intends to enter into a business combination with a target company in exchange for the Company's securities. The Company has not engaged in any negotiations with any specific entity regarding the possibility of a business combination with the Company. The Company has entered into an agreement with Capital Advisory Partners, LLC, a shareholder of the Company, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as the Company has effected a business combination. Capital Advisory Partners, LLC has agreed to pay all expenses of the Company without repayment until such time as a business combination is effected. Patricia A. Meding, who is the sole officer and director of the Company, is the sole officer and director and controlling shareholder of Capital Advisory Partners, LLC.


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         Capital Advisory Partners, LLC may only locate potential target companies for the Company and is not authorized to enter into any agreement with a potential target company binding the Company. The Company's agreement with Capital Advisory Partners, LLC is not exclusive and Capital Advisory Partners, LLC has entered into agreements with other companies similar to the Company on similar terms. Capital Advisory Partners, LLC may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

         Capital Advisory Partners, LLC owns 800,000 shares of the Company's common stock for which it paid $80.00, or $.0001, par value, per share.

         Capital Advisory Partners, LLC has entered, and anticipates that it will enter, into agreements with other consultants to assist it in locating a target company and Capital Advisory Partners, LLC may share its stock in the Company with or grant options on such stock to such referring consultants and may make payment to such consultants from its own resources. There is no minimum or maximum amount of stock, options, or cash that Capital Advisory Partners, LLC may grant or pay to such consultants. Capital Advisory Partners, LLC is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and the Company has no obligation to pay any costs incurred or negotiated by Capital Advisory Partners, LLC.

         Capital Advisory Partners, LLC anticipates that it may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who may be contacted or solicited. To date Capital Advisory Partners, LLC has not made any solicitations, does not anticipate that it will do so, and expects to rely on referrals from consultants in the business and financial communities for referrals of potential target companies.

         MANAGEMENT OF THE COMPANY

         The Company has no full time employees. Patricia A. Meding is the sole officer and director of the Company. Ms. Meding is also the controlling shareholder of Capital Advisory Partners, LLC, one of the Company's largest shareholders. Patricia A. Meding, as president of the Company, has agreed to allocate a portion of her time to the activities of the Company without compensation. Potential conflicts may arise with respect to the limited time commitment by Ms. Meding and the potential demands of the Company's activities.

         The amount of time spent by Ms. Meding on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Ms. Meding will actually be required to spend to locate a suitable target company. Ms. Meding estimates that the business plan of the Company can be


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implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

GENERAL BUSINESS PLAN

         The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a company having a class of securities registered under the exchange act. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

         The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

         The analysis of new business opportunities will be undertaken by, or under the supervision of an officer and director of the Company who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and


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expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

         The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. The Company intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. The Company may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

         The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

         Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, attorneys, accountants, public relations firms or other consultants to provide such services.

         A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the


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Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

         While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

         With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

         The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

         Capital Advisory Partners, LLC will pay all expenses in regard to its search for a suitable target company. The Company does not anticipate expending funds itself for locating a target company. Patricia A. Meding, the sole officer and director of the Company, will provide her services without charge or repayment by the Company. To date, Capital Advisory Partners, LLC has incurred expenses on behalf of the Company aggregating approximately $50,000, including incorporation and accounting expenses. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates.


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         The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

         As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

         A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

         A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

         Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

         The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of management at no cost to the Company. Management has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.


Name and Address                              Amount of Beneficial                      Percentage
of Beneficial Owner                                 Ownership                           of Class
-------------------                         ------------------------                    ----------

Capital Advisory Partners, LLC (1)          800,000 shares                              20%
50 Broadway, Suite 2300
New York, New York


Kilkenny Group, LLC                         800,000 shares                              20%
420 East 79th Street
New York, NY 10021


Rathgar LLC                                 800,000 shares                              20%
215 Forest Haven Drive
Slingerlands, NY 12159

Finglass, LLC                               800,000 shares                              20%
2535 Bethany Church Road
Alpharetta, GA 30004

Monkstown LLC                               800,000 shares                              20%
404 Crabapple Springs Court
Woodstock, GA 3-188

All Executive Officers
and Directors as a Group (1 Person)         800,000 shares                              20%

         (1) Patricia A. Meding is the controlling shareholder and sole director and officer of Capital Advisory Partners, LLC. Capital Advisory Partners, LLC has agreed to provide certain assistance to the Company in locating potential target companies, and to pay all costs of the Company until a business combination, without reimbursement. See "PLAN OF OPERATIONS GENERAL BUSINESS PLAN". As the controlling shareholder, sole director and officer of Capital Advisory Partners, LLC, Ms. Meding is deemed to be the beneficial owner of the common stock of the Company owned by Capital Advisory Partners, LLC.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The Company has one Director and Officer as follows:

         Name                     Age             Positions and Offices Held

         Patricia A. Meding       52              President, Secretary, Director


         There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will she act at the direction of any other person.

         Set forth below are all positions and offices held by Ms. Meding with the Company held, during the period which she has served as such, and her business experience at least during the last five years:

         Ms. Meding has been Director of the Company since April 11, 2000. Since 1986, Ms. Meding has been Chairman and a Director of MarketView Financial Group, Inc., a privately-held merchant/investment banking firm, and its predecessor company, Charles W. McLaughlin, Inc. Ms. Meding is a co-founder, principal and Chairman of Forte Communications, Inc., a full-service media consulting company founded in 1991. Ms. Meding is a co-founder, officer and director of Capital Advisory Partners, LLC, a privately-held, Atlanta-based venture capital firm organized in January 1999. Ms. Meding is a co-founder, officer and director of Capstone Financial Management, LLC, a privately-held, Atlanta-based full-service financial management firm organized in May 1999. From 1990 to 1994, she was the founder of Meding Associates, Inc., which provided consulting services primarily to American Diversified Enterprises, Inc., a privately-held, family-owned company. Ms. Meding graduated from Marymount Manhattan College with B.A. in 1975 and graduated from New York University Bellevue School of Nursing in 1968.

CURRENT BLANK CHECK COMPANIES

         Patricia A. Meding, the president of the Company, is currently involved with other blank check companies, and is involved in creating additional companies similar to this one. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each was or will be classified as a blank check company until completion of a business combination.

         Target companies will be located for the Company and other identical blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, certain blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain blank check company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

         The following chart summarizes certain information concerning blank check companies with which Ms. Meding is or has been involved which will file or has filed a registration statement on Form 10-SB. In most instances that a business combination is transacted with one of these companies, it is required to file a Current Report on Form 8-K describing the transaction. Reference is made to the Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.


                                    Registration
                                    Form/Effective
                                    Date/File
Corporation                         Number                             Status

Blue Capital Associates, Inc.        Form 10-SB                         Has not entered into an
(1)                                  Pending; to be assigned            agreement for a business
                                                                        combination

Freeman Technologies                 Form 10-SB                         Has not entered into an
Corporation                          Pending; to be assigned            agreement for a business
(1)                                                                     combination

DLD Group, Inc.                      Form 10-SB                         Has not entered into an
(1)                                  Pending; to be assigned            agreement for a business
                                                                        combination


Grand Enterprises, Inc.              Form 10-SB                         Has not entered into an
(1)                                  Pending; to be assigned            agreement for a business
                                                                        combination

(1) Patricia A. Meding is the sole officer and director, and is also deemed to be a beneficial shareholder.

RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

         Not applicable.

CONFLICTS OF INTEREST

         Patricia A. Meding, the Company's sole officer and director, has organized and expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. In addition, insofar as Ms. Meding is engaged in other business activities, she may devote only a portion of her time to the Company's affairs.

         A conflict may arise in the event that another blank check company with which Ms. Meding is affiliated also actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

         Patricia A. Meding is the principal of Capital Advisory Partners, LLC, a Georgia Limited Liability Company located in Atlanta, Georgia. As such, demands may be placed on the time of Ms. Meding which will detract from the amount of time she is able to devote to the Company. Ms. Meding intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Ms. Meding would not attend to other matters prior to those of the Company. Ms. Meding estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

         Ms. Meding is the president, director and a controlling shareholder of Capital Advisory Partners, LLC, a Georgia Limited Liability Company, which owns 800,0000 shares of the Company's common stock. At the time of a business combination, some or all of the shares of common stock owned by Capital Advisory Partners, LLC . Capital Advisory Partners, LLC. may be purchased by the target company or retired by the Company. The amount of common stock sold or continued to be owned by Capital Advisory Partners, LLC cannot be determined at this time.

         The terms of business combination may include such terms as Ms. Meding remaining a director or officer of the Company. The terms of a business combination may provide for a payment by cash or otherwise to Capital Advisory Partners, LLC for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Ms. Meding would directly benefit from such employment or payment. Such benefits may influence Ms. Meding's choice of a target company. However, Ms. Meding's beneficial and economic interest in all blank check companies with which she is currently involved is identical.

         The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

         There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

INVESTMENT COMPANY ACT OF 1940

         Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

The Company's officer and director does not receive any compensation for her services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company, and as the officer and director and controlling shareholder of Capital Advisory Partners, LLC. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         None.

ITEM 8. DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.0001 per share, of which there are 4,000,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

         Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

         The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

         The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any preferred stock.

DIVIDENDS

         Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

         The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

         Following a business combination, a target company will normally wish to cause the Company's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

         In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

         If, after a business combination, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company may apply for quotation of its securities on the OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

         To have its securities quoted on the OTC Bulletin Board a company must:
(1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

         The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

TRANSFER AGENT

         It is anticipated that Continental Stock Transfer, Inc., New York, New York will act as transfer agent for the common stock of the Company.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

         The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

         (i) that a broker or dealer approve a person's account for transactions in penny stocks and

         (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must

         (i) obtain financial information and investment experience and objectives of the person; and

         (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

         (i) sets forth the basis on which the broker or dealer made the suitability determination and

         (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

         Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         (B) HOLDERS. There are five holders of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

         (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

         There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         During the past three years, the Company has sold securities which were not registered as follows:


Date               Name                                       Number of Shares                   Consideration

5/10/00           Capital Advisory Partners, LLC              800,000                            $80.00

5/10/00           Kilkenny Group, LLC                         800,000                            $80.00

5/10/00           Rathgar LLC                                 800,000                            $80.00

5/10/00           Finglas LLC                                 800,000                            $80.00

5/10/00           Monkstown LLC                               800,000                            $80.00


         All of the aforesaid sales were made pursuant to Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

PART F/S

         FINANCIAL STATEMENTS.

         Set forth below are the audited financial statements for the Company from April 12, 2000 (date of inception) through April 30, 2000. The following financial statements are attached to this report and filed as a part thereof.

                          CASTLE HILL ASSOCIATES, INC.

                                   ----------

                         REPORT ON FINANCIAL STATEMENTS

                                   ----------

                           PERIOD FROM APRIL 12, 2000
                               (DATE OF INCEPTION)
                             THROUGH APRIL 30, 2000

                          CASTLE HILL ASSOCIATES, INC.

                                    I N D E X
                                    ---------

                                                                         PAGE
                                                                         ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   2

BALANCE SHEET
     APRIL 30, 2000                                                        3

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
     PERIOD FROM APRIL 12, 2000 (DATE OF INCEPTION)
     THROUGH APRIL 30, 2000                                                4

STATEMENT OF CASH FLOWS
     PERIOD FROM APRIL 12, 2000 (DATE OF INCEPTION)
     THROUGH APRIL 30, 2000                                                5

NOTES TO FINANCIAL STATEMENTS                                             6-7


                                     * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Castle Hill Associates, Inc.


We have audited the accompanying balance sheet of CASTLE HILL ASSOCIATES, INC. as of April 30, 2000, and the related statements of changes in stockholders' equity and cash flows for the period from April 12, 2000 (date of inception) through April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Castle Hill Associates, Inc. as of April 30, 2000, and its cash flows for the period from April 12, 2000 (date of inception) through April 30, 2000, in conformity with generally accepted accounting principles.


/s/ J.H. Cohn LLP
Roseland, New Jersey
May 4, 2000

                          CASTLE HILL ASSOCIATES, INC.

                                  BALANCE SHEET
                                 APRIL 30, 2000



                          ASSETS

Current assets - cash                                                     $400
                                                                          ====


              LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities                                                               $  -
                                                                          ----

Stockholders' equity:
    Preferred stock, $.0001 par value; 20,000,000 shares
       authorized; none issued                                              -
    Common stock, $.0001 par value; 100,000,000 shares
       authorized; 4,000,000 issued and outstanding                        400
                                                                          ----
          Total stockholders' equity                                       400
                                                                          ----

          Total                                                           $400
                                                                          ====



See Notes to Financial Statements.

                          CASTLE HILL ASSOCIATES, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 PERIOD FROM APRIL 12, 2000 (DATE OF INCEPTION)
                             THROUGH APRIL 30, 2000


                                                             Preferred Stock                   Common Stock
                                                             ---------------                   ------------
                                                          Shares        Amount              Shares       Amount       Total
                                                          ------        ------              ------       ------       -----

Proceeds from issuance of
     common stock                                            -        $   -               4,000,000       $400        $400
                                                         ----------   -----------         ---------       ----        ----

Balance, April 30, 2000                                      -        $   -               4,000,000       $400        $400
                                                         ==========   ===========         =========       ====        ====





See Notes to Financial Statements.

                          CASTLE HILL ASSOCIATES, INC.

                             STATEMENT OF CASH FLOWS
                 PERIOD FROM APRIL 12, 2000 (DATE OF INCEPTION)
                             THROUGH APRIL 30, 2000



Financing activity - proceeds from sale of common stock             $400

Cash, beginning of period                                             -
                                                                    ----

Cash, end of period                                                 $400
                                                                    ====






See Notes to Financial Statements.

                          CASTLE HILL ASSOCIATES, INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Operations and business risk factors:

               Castle Hill Associates, Inc. (the "Company") was incorporated on April 12, 2000 to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Securities Act of 1933. Generally, an issuer who has registered securities under the Securities Act of 1933 becomes subject to the periodic and annual reporting requirements of the Securities Act of 1934 (and is often referred to as a "reporting company"). The Company will not restrict its search to any specific business industry or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to the stockholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

               The Company may seek a business opportunity with entities which have recently commenced operations, or that wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, develop a new product or service or for other corporate purposes.

               The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a company having a class of securities registered under the Securities Act of 1933. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for stockholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

               The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.


Note 2 - Summary of significant accounting policies:

               Use of estimates:

                  The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                          CASTLE HILL ASSOCIATES, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies (concluded):

               Concentration of credit risk:

                  Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. Cash balances are insured by the FDIC up to $100,000 per depositor.


Note 3 - Related party transaction:

               The Company has entered into an agreement with Capital Advisory Partners, LLC ("CAP") to supervise the search for target companies as potential candidates for a business combination. CAP owns 800,000 shares of the Company's common stock. The agreement will continue until such time as the Company has effected a business combination. CAP has agreed to pay all expenses of the Company without repayment until such time as a business combination is effected.

               CAP has entered, and anticipates that it will enter, into agreements with other consultants to assist it in locating a target company and CAP may share its stock in the Company with or grant options on such stock to such referring consultants and may make payment to such consultants from its own resources. There is no minimum or maximum amount of stock, options, or cash that CAP may grant or pay to such consultants. CAP is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and the Company has no obligation to pay any costs incurred or negotiated by CAP.

               CAP anticipates that it may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who may be contacted or solicited. To date CAP has not made any solicitations, does not anticipate that it will do so, and expects to rely on referrals from consultants in the business and financial communities for referrals of potential target companies.

               Patricia A. Meding, who is the sole officer and director of the Company, is the sole officer, director and controlling stockholder of CAP.


Note 4 - Preferred stock:

               Shares of the Company's preferred stock have not been issued as of April 30, 2000. Under the Company's Articles of Incorporation, the Board of Directors, within certain limitations and restrictions, can fix or alter preferred stock dividend rights, dividend rates, conversion rights, voting rights and terms of redemption including price and liquidation preferences. As of April 30, 2000, the Board of Directors has not yet fixed any terms to the preferred stock.


                                     * * *

 INDEX TO EXHIBITS.

EXHIBIT NUMBER                              DESCRIPTION

3.1                     Certificate of Incorporation dated April 11, 2000

3.2                     By-Laws

3.3                     Amendment Number 1 to the Bylaws

3.4                     Specimen stock certificate

10.1                    Agreement with Capital Advisory Partners, LLC

10.2                    Lock up agreements

27                      Financial Data Schedule

SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              CASTLE HILL ASSOCIATES, INC.


                              By: /s/ Patricia A. Meding
                                 -----------------------------------------------
                                      Patricia A. Meding, Director and President


May 31, 2000